LEHMAN NEWMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Empire Asset Management Company LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Empire Asset Management Company LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(K) under which the Company claimed an exemption from 17 C.F.R. §2403.15c3-3(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions for the period January 1, 2015 through December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lehman Newman Flynn Vollaro

February 27, 2016